Notice of Annual General Meeting and Explanatory Memorandum

Integrated Media Technology Limited ACN 132 653 948

Date of Meeting: Friday, 31st May 2019

Time of Meeting: 3:00pm (Adelaide time)

Place of Meeting: Level 7, 420 King William Street, ADELAIDE SA 5000

This Notice of Annual General Meeting and Explanatory Memorandum should be read in their entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser without delay.

Notice of Meeting

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that an Annual General Meeting of the Shareholders of Integrated Media Technology Limited ACN 132 653 948 (**Company**) will be held at:

Venue:	Level 7, 420 King William Street, ADELAIDE SA 5000
Date:	31st May 2019
Time:	3:00pm (Adelaide time)

If you are unable to attend the meeting, we encourage you to complete and return the enclosed Proxy Form. The completed Proxy Form must be received by the Company at least 48 hours before the commencement of the meeting.

This Notice of Meeting should be read in conjunction with the accompanying Explanatory Memorandum. The Explanatory Memorandum to this Notice provides additional information on matters to be considered at the Meeting.

Terms used in this Notice of Meeting are defined in Section 3 of the accompanying Explanatory Memorandum.

The Directors have determined that the persons eligible to vote at the Meeting are those who are registered Shareholders of the Company at 3:00pm (Adelaide time) on Wednesday, 29th May 2019.

AGENDA

The agenda for the Meeting is as follows:

1. Opening of Meeting;

2. Retirement of Director: Mr. Lawrence CHEN ("Mr. Chen");

   Pursuant to Clause 15.5 of the Company's Constitution, Mr. Chen will retire as a Director at the Annual General Meeting and he has elected not to seek re-election.

3. Retirement of Director: Mr. Herbert Ying Chiu LEE (Mr. Lee");

   Pursuant to Clause15.5 of the Company's Constitution, Mr. Lee will retire as a Director at the Annual General Meeting and he has elected not to seek re-election.

4. Resolution 1 – Election of Director: Mr. Wu Hua ZHANG ("Mr. Zhang");

   Pursuant to Clause15.3 of the Company's Constitution, Mr. Zhang will retire, and seek election, as a Director at the Annual General Meeting.

5. Other Business; and

6. Close of Meeting.

Notice of Meeting

Resolution 1 – Election of Director: Mr. Wu Hua ZHANG ("Mr. Zhang")

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution, with or without amendment:

> *"That for all purposes, Mr. Zhang is elected as the director of the Company in accordance with the clause 15.3 of the Company's Constitution."*

Notes and Voting Exclusion Statements

Notes:

- A detailed summary of Resolution 1 is contained within the Explanatory Memorandum.

Voting Exclusions:

With respect to the Resolution 1, the Company will disregard any votes cast by Mr. Zhang and any associate of Mr. Zhang.

However, this does not prevent the casting of a vote on Resolution 1 if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form, provided that it is not cast on behalf Mr. Zhang or any associate of Mr. Zhang.

General Business

To consider any other business as may be lawfully put forward in accordance with the Constitution.

Explanatory Memorandum

The Explanatory Memorandum and the Proxy Form accompanying this Notice of Meeting are incorporated in and comprise part of this Notice of Meeting and should be read in conjunction with it.

Notice of Meeting

Proxies

Please note that:

(a) a Shareholder entitled to vote at the Annual General Meeting is entitled to appoint a proxy;

(b) a proxy need not be a member of the Company;

(c) a Shareholder may appoint a body corporate or an individual as its proxy;

(d) a body corporate appointed as a Shareholder's proxy may appoint an individual as its representative to exercise any of the powers that the body may exercise as the Shareholder's proxy; and

(e) Shareholders entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half the votes.

The enclosed Proxy Form provides further details on appointing proxies and lodging Proxy Forms. If a Shareholder appoints a body corporate as its proxy and the body corporate wishes to appoint an individual as its representative, the body corporate should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising him or her to act as that company's representative. The authority may be sent to the Company or its share registry in advance of the Meeting or handing in at the Meeting when registering as a corporate representative.

Voting Entitlements

The Board has determined that a person's entitlement to vote at the Annual General Meeting will be the entitlement of that person set out in the register of Shareholders as at 3:00pm (Adelaide time) on Wednesday, 29th of May 2019.

Accordingly, transactions registered after that time will be disregarded in determining Shareholder's entitlement to attend and vote at the Annual General Meeting.

By order of the board

/S/ Mr. Herbert Ying Chiu Lee

Mr. Herbert Ying Chiu Lee
Chairman

9th May 2019

Explanatory Memorandum

1. Introduction

The following information is provided to Shareholders of the Company in connection with the business to be considered at an Annual General Meeting of Shareholders to be held at Level 7, 420 King William Street, ADELAIDE SA 5000 on Friday, 31st May 2019 commencing at 3:00pm (Adelaide time).

The Notice of Meeting, which is also enclosed, sets out details of proposals concerning the Resolution 1 to be put to Shareholders.

The Directors recommend Shareholders read the accompanying Notice of Meeting, together with this Explanatory Memorandum, in full before making any decision in relation to Resolution 1.

Unless otherwise defined, terms used in this Explanatory Memorandum are defined in Section 3.

2. Resolution 1: Election of Director: Mr. Wu Hua ZHANG ("Mr. Zhang")

Resolution 1 seeks approval for the election of Mr. Wu Hua Zhang as a director of the Company.

In accordance with Clause 15.3 of the Company's Constitution, a new director appointed to the board since the last General Meeting must retire and may be re-appointed by the Company in a General Meeting of Shareholders.

Mr. Zhang is a businessman with significant experience in the electronics industry specializing in the semiconductor product field. Mr. Zhang holds a Masters of Technology Management and a Bachelor of Applied Science in Electronics Engineering.

Mr. Zhang has extensive experience in product and engineering management, product marketing and sales which was attained during his career as an account executive at ST Microelectronics (Shenzhen) Company Limited and as a key account manager at Philips Semiconductors. Mr. Zhang's primary responsibility in those roles was to drive distribution sales for semiconductor products in China and discover new opportunities.

The Directors (excluding Mr. Zhang) unanimously recommend that Shareholders vote in favour of Resolution 1.

3. Interpretation

The following terms used in the Notice of Meeting and the Explanatory Memorandum are defined as follows:

ASIC means the Australian Securities and Investments Commission.

Board means the board of Directors of the Company from time to time.

Company means Integrated Media Technology Limited ACN 132 653 948.

Constitution means the constitution of the Company from time to time.

Corporations Act means the *Corporations Act 2001* (Cth) as amended from time to time.

Directors means the directors of the Company from time to time.

Explanatory Memorandum means the explanatory memorandum accompanying this Notice.

Group means the Company and its Subsidiaries, and Group Company means any one of them.

Meeting means the Annual General Meeting of Shareholders to be held on Friday, 31st May 2019 as convened by the accompanying Notice of Meeting.

Non-Associated Shareholders means the holders of the Company's Shares whose votes are not to be disregarded on Resolution 1.

Notice of Meeting or **Notice** means the notice of meeting giving notice to shareholders of the Meeting, accompanying this Explanatory Memorandum.

Ordinary Resolution means a resolution passed by more than 50% of the votes at a general meeting of Shareholders.

Related Party has the meaning given to that term in section 228 of the Corporations Act.

Resolutions means the resolutions set out in the Notice of Meeting.

Securities has the meaning in section 92(1) of the Corporations Act.

Shares means fully paid ordinary shares in the Company from time to time.

Shareholder means a shareholder of the Company.

Voting Power has the meaning given to that term in the Corporations Act.

Any inquiries in relation to the Resolutions or the Explanatory Memorandum should be directed to Mr. Con Unerkov (Chief Executive Officer):

Level 7, 420 King William Street, ADELAIDE SA 5000

Telephone: +61 8 7324 6018

Facsimile No: +61 8 8312 0248